UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: November 6, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement dated November 6, 2013, entitled “Renewal of Continuing Connected Transactions in respect of 2014 to 2016”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2014 TO 2016

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2014 TO 2016

Reference is made to the 2010 Circular in relation to the Continuing Connected Transactions between the Group and CNOOC and/or its Associates. The Independent Shareholders had approved the non- exempt continuing connected transactions between the Group and CNOOC and/or its Associates and the relevant annual caps for 2011 to 2013 at the 2010 EGM. References are also made to the announcement of the Company dated 24 October 2012 and circular of the Company dated 24 October 2012 in relation to the revised caps for the Relevant Categories of the Continuing Connected Transactions in respect of 2012 and 2013.

The Company expects to continue the Continuing Connected Transactions after 31 December 2013 and therefore will, in accordance with the Listing Rules, re-comply with the provisions of Chapter 14A of the Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2014 to 31 December 2016), including disclosing further information thereof in this announcement, seeking Independent Shareholders’ approval for the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

APPROVAL BY INDEPENDENT SHAREHOLDERS

As CNOOC indirectly owns an aggregate of approximately 64.44% of the issued share capital of the Company, the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are subject to the approval from the Independent Shareholders under the Listing Rules. In view of the interests of CNOOC held indirectly through OOGC and CNOOC BVI, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolutions approving the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) at the EGM.

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same. A circular containing, amongst other things, further information on the terms of the Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of Somerley, the Independent Financial Advisor, together with a notice to convene the EGM to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), is expected to be issued to the Shareholders on or around 8 November 2013.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2014 TO 2016

Background

Reference is made to the 2010 Circular in relation to the Continuing Connected Transactions between the Group and CNOOC and/or its Associates. As mentioned above, the Independent Shareholders had approved the non-exempt continuing connected transactions between the Group and CNOOC and/or its Associates and the relevant annual caps for the 2011 to 2013 at the 2010 EGM. References are also made to the announcement of the Company dated 24 October 2012 and circular of the Company dated 24 October 2012 in relation to the revised caps for the Relevant Categories of the Continuing Connected Transactions in respect of 2012 and 2013.

The Company expects to continue the Continuing Connected Transactions after 31 December 2013 and therefore will, in accordance with the Listing Rules, re-comply with the provisions of Chapter l4A of the Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2014 to 31 December 2016), including disclosing further information thereof in this announcement and seeking Independent Shareholders’ approval for the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

Continuing Connected Transactions under the Comprehensive Framework Agreement

The Company entered into a Comprehensive Framework Agreement on 6 November 2013 with CNOOC for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates in respect of the Continuing Connected Transactions, the details of which are set out below. The term of the Comprehensive Framework Agreement is for a period of three years commencing from 1 January 2014, and is conditional upon the Independent Shareholders’ approval at the EGM. The Comprehensive Framework Agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements entered into by the Company on 1 November 2010, as described in the 2010 Circular.

The Continuing Connected Transactions under the Comprehensive Framework Agreement can be categorized as follows:

•	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a)	Provision of exploration and support services;

(b)	Provision of oil and gas development and support services;

(c)	Provision of oil and gas production and support services;

(d)	Provision of marketing, management and ancillary services; and

(e)	FPSO vessel leases;

•	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

•	Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas); and

(b)	Long term sales of natural gas and liquefied natural gas.

Note:
The categories “Provision of exploration and support services”, “Provision of oil and gas development and support services”, “Provision of oil and gas production and support services”, “Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “Long term sales of natural gas and liquefied natural gas” are Non-exempt Continuing Connected Transactions subject to the reporting, announcement and Independent Shareholders’ approval requirements. The other categories of Continuing Connected Transactions are exempted from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements.

Since the establishment of the Company, certain Associates of CNOOC specializing in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provided these services to the Group through bidding process (which generally involves inviting potential suppliers to provide their qualifications in the relevant fields of services, selecting suitable suppliers based on a review of their qualifications and inviting them for bidding, evaluating the bidding documents and quotations, and awarding the contract to the bidder who offered the best commercial terms and technical terms to the Company). Depending on the total value of the bid, an independent committee comprising external specialists may also be involved. Under the applicable PRC laws, such independent committee will be formed during the assessment of the bid process. The whole bid evaluating process will be conducted fairly and objectively and is governed by the applicable PRC laws. The Company will award the contract to the bidder in accordance with the applicable laws. The Group will continue to use these services provided by the Associates of CNOOC. CNOOC also provides certain of these services from time to time. The services provided by CNOOC and/or its Associates are set out below.

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a)	Provision of exploration and support services

The services provided by CNOOC and/or its Associates to the Group on exploration operations include:

•	well site survey;

•	seismic data acquisition and processing;

•	integrated exploration research services;

•	exploration well operation;

•	related technical services on exploration well;

•	tow-boat, transportation and safety services; and

•	other related technical and supporting services.

For the two years ended 31 December 2012 and the six months ended 30 June 2013, the charges for the provision of such exploration and support services and payable to CNOOC and/or its Associates were approximately RMB6,625 million, RMB8,349 million and RMB3,905 million, respectively.

(b)	Provision of oil and gas development and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas development operations include:

•	platform survey;

•	drilling and completion well operation;

•	related technical services on drilling and completion;

•	design, construction, installation and tuning of production facilities;

•	shipping transportation;

•	provision of materials/equipment;

•	integrated research on development techniques; and

•	other related technical and supporting services.

For the two years ended 31 December 2012 and the six months ended 30 June 2013, the charges for the provision of such oil and gas development services payable to CNOOC and/or its Associates were approximately RMB13,544 million, RMB23,857 million and RMB12,000 million, respectively.

(c)	Provision of oil and gas production and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas production operations are set out below. In addition, CNOOC and/or its Associates also provide various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipments and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

•	integrated research on production techniques;

•	well workover;

•	shipping transportation;

•	oil tanker transportation;

•	provision of materials/equipment;

•	maintenance of platform;

•	repair of equipment and pipeline;

•	production operations;

•	oil and gas production labour services;

•	warehousing and storage;

•	lease of equipment and building;

•	road transportation services;

•	telecommunication and network services;

•	wharf services;

•	construction services, including roads, wharf, buildings, factories and water barrier;

•	maintenance and repair of major equipment;

•	medical, childcare and social services;

•	provision of water, electricity and heat;

•	security and fire services;

•	technical training;

•	accommodation;

•	maintenance and repair of buildings;

•	catering services; and

•	other related technical and supporting services.

For the two years ended 31 December 2012 and the six months ended 30 June 2013, the charges for the provision of such oil and gas production services payable to CNOOC and/or its Associates were approximately RMB6,675 million, RMB7,523 million and RMB3,581 million, respectively.

(d)	Provision of marketing, management and ancillary services

CNOOC and/or its Associates provide marketing, administration and management, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group, which include:

•	marketing services;

•	management;

•	staff recruitment;

•	publishing;

•	telecommunications;

•	leases of properties;

•	property management;

•	water, electricity and heat supply;

•	sewage disposal;

•	car rental;

•	integrated services such as record keeping, filing, repair of computer, catering and photocopying; and

•	integrated research.

For the two years ended 31 December 2012 and the six months ended 30 June 2013, the charges for the provision of other marketing, management and ancillary services excluding leases of properties and property management payable to CNOOC and/or its Associates were approximately RMB385 million, RMB592 million and RMB217 million, respectively.

In addition, as part of providing administration and management services to the Group, CNOOC and/or its Associates leased certain premises covering an aggregate area of approximately 160,000 square meters, including its headquarters, located throughout the PRC and in Singapore, to the Group for use as office premises and staff quarters. In addition to leasing these properties, CNOOC and/or its Associates also provided management services in respect of certain properties leased to the Group. CNOOC and/or its Associates which own one or more of the leased buildings have entered into individual lease and/or management agreements with the Company. Each agreement is in writing and for a term of less than three years.

As its business continues to expand, the Group may, subject to the relevant Proposed Caps, also enter into additional lease and management agreements with CNOOC and/or its Associates from time to time.

For the two years ended 31 December 2012 and the six months ended 30 June 2013, the aggregate rentals and management fees payable by the Group to CNOOC and/or its Associates were approximately RMB136 million, RMB178 million and RMB103 million, respectively. Jones Lang LaSalle, an independent property valuer, has confirmed that the payments due under the lease agreements and the management agreements reflect the fair and reasonable commercial market rent and management fee.

For the two years ended 31 December 2012 and the six months ended 30 June 2013, the aggregate charges for the provision of marketing, management and ancillary services (including leasing and management of properties) payable by the Group to CNOOC and/or its Associates were approximately RMB521 million, RMB770 million and RMB320 million, respectively.

Pricing of transactions relating to services provided by CNOOC and/or its Associates to the Group under categories (a) to (d) above

The Continuing Connected Transactions referred to in categories (a) to (d) above relate to services provided by CNOOC and/or its Associates to the Group. In general, the services provided by CNOOC and/or its Associates to the Group are based on arm’s length negotiations with CNOOC and/or its Associates on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors. The Company has strict internal control procedures in place for various processes such as suppliers review/screening, bidding process, contract signing, etc. in order to ensure the services provided by CNOOC and/its Associates to the Group under categories (a) to (d) above are on normal commercial terms or on terms that are no less favourable than those available to the Group from independent third parties and under prevailing local market conditions.

For services provided by CNOOC and/or its Associates to the Group as described above, on the basis of the above pricing principle, such service must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	State-prescribed prices; or

(ii)	where there is no State-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its Associates for providing the relevant services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The Company expects that the costs relating to any future contracts with CNOOC and/or its Associates will be on a similar basis.

Currently, services under categories (a) to (d) above are charged in accordance with either the market prices and/or cost-plus-margin approach as set out in paragraphs (ii) and/or (iii) above. However, the policy of the PRC government in relation to State-prescribed prices may change from time to time and such policy may be applicable to the pricing mechanism for services under categories (a) to (d) in the future.

It is envisaged that from time to time and as required, individual agreements will be entered into between CNOOC and/or its Associates and relevant members of the Group. Each agreement will set out the specific services requested by the relevant party and any detailed technical and other specifications which may be relevant to those services. These agreements may only contain provisions which are in all material respects consistent with the guidelines and terms and conditions as set out above.

(e) FPSO vessel leases

The Group leases floating production, storage and offloading (FPSO) vessels from CNOOC EnerTech for use in oil production operations at market prices and on normal commercial terms after arm’s length negotiations which are calculated on a daily basis. Moreover, the terms offered by CNOOC and/or its Associates to the Group should not be less favourable than those granted by CNOOC and/or its Associates to their third party customers. The charges for a vessel may be based on a fixed daily rate, or on a floating rate determined by multiplying a rate with the oil and gas production volume. FPSO vessels are usually located next to the offshore oil platforms and are an integrated facility used by the Group during its offshore oil production for processing, storage and offloading of crude oil. The term of FPSO vessel leases are usually determined based on the expected term of oil production. The Company leases six FPSO vessels from CNOOC EnerTech, an Associate of CNOOC, with duration in a range of 10 years to 20 years. The Directors expect that the Group will maintain the number of FPSO vessels at seven for the coming three financial years ending 31 December 2016. The view of the Independent Financial Adviser in accordance with the requirements of Rule 14A.35(1) of the Listing Rules is set out below. For the two years ended 31 December 2012 and the six months ended 30 June 2013, the aggregate rentals of FPSO vessels payable by the Group to CNOOC and/or its Associates were approximately RMB1,253 million, RMB1,127 million and RMB601 million, respectively.

The Company leases FPSO vessels with duration in a range of 10 years to 20 years. From the Company’s perspective, the term of the FPSO vessel leases with duration in excess of three years is beneficial to the Company because: (i) such arrangement is in the Group’s favour as it enables the Group to constantly equip itself with the FPSO vessels throughout substantially the expected duration of production of its oil fields without committing its own capital upfront; and (ii) it is cost-effective for the Group to have a long-term lease because rental charges for long-term leases can usually be negotiated at a lower rate as compared to short-term leases.

Pursuant to Chapter 14A of the Listing Rules, Somerley has been appointed as the Independent Financial Adviser to provide advice, amongst other things, in relation to the duration of the FPSO vessel leases. Since the term of the FPSO vessel leases are for a period longer than three years, Somerley, as Independent Financial Adviser, is required to: (i) explain why a term longer than three years is necessary for the FPSO vessel leases; and (ii) confirm if it is normal business practice for contracts of this type to be of such duration, pursuant to Rule 14A.35(1) of the Listing Rules.

View from Independent Financial Adviser

In arriving its opinion, Somerley has, among other things, discussed with the Directors the rationale for the duration of the agreements regarding the FPSO vessels leases. In considering whether it is normal business practice for contracts of a similar nature to the FPSO vessel leases to have a term of such duration, Somerley has reviewed publicly available information regarding a number of FPSO vessel leases which involve duration in excess of three years, and based on such review, Somerley is of the opinion that the duration of the agreements regarding the FPSO vessel leases is in line with normal business practice for contract of this type.

Having considered that (i) the Group wishes to use the services of the FPSO vessels throughout the expected duration of production of its oil fields without incurring material capital risk; (ii) CNOOC EnerTech requests the security of a long-term lease for its considerable capital commitments to build and construct FPSO vessels; and (iii) it is cost-effective for the Group to have a long-term lease because rental charges for long-term leases can usually be negotiated at a lower rate as compared to short-term leases, Somerley is of the view that it is necessary for the FPSO vessel leases to be of a longer period than three years.

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

In addition to providing various services to the Group, CNOOC and/or its Associates may also utilise various types of management, technical, facilities and ancillary services, including the supply of materials provided by the Group from time to time. The pricing for such services will be determined based on the same pricing principles applicable to transactions relating to services provided by CNOOC and/or its Associates to the Group under categories (a) to (d) above, which will be negotiated and agreed on normal commercial terms between the parties. The services that may be provided by the Group to CNOOC and/or its Associates include:

•	technical consulting;

•	technology transfer;

•	management;

•	technical research services; and

•	other supporting services.

The Group did not enter into any such transactions for the two years ended 31 December 2012 and the six months ended 30 June 2013. However, the development of CNOOC towards a world-class integrated energy company requires it to continue to optimize its industrial chain. To facilitate such development, it is anticipated that CNOOC may require the provision of technical consulting, technical transfer, management services, technical research services and other related services from the Group, and the Group may provide certain of these services to CNOOC and/or its Associates in the near future.

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

The Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its Associates which engage in downstream petroleum businesses at State-prescribed prices or local, national or international market prices and on normal commercial terms. The pricing basis that is currently adopted by the Company for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) mainly benchmarks to international oil prices. It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. Although most of the natural gas and liquefied natural gas will be sold under the long term sales contracts as described below, the Group also sells certain volumes of natural gas and liquefied natural gas to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustment and to reap higher profits.

For the two years ended 31 December 2012 and the six months ended 30 June 2013, sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates were approximately RMB127,270 million, RMB157,441 million and RMB85,835 million, respectively.

(b)	Long term sales of natural gas and liquefied natural gas

The Group sells natural gas to CNOOC and/or its Associates which engage in downstream petroleum businesses at State-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and length of the relevant pipeline. The pricing basis that is currently adopted by the Company for the long term sales of petroleum and liquefied natural gas mainly benchmarks to international oil prices. Due to the size of investment and the fact that sales are usually made to markets proximate to the production site, and that purchasers tend to utilize the natural gas products in areas close to the production site, and in order to ensure the return on investment from production of natural gas, the Group will usually enter into long term sales contracts with a term of 5 to 20 years. The Group classifies sales contracts with the term of 5 years or more as long term contracts for sales of natural gas and liquefied natural gas. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields.

The Group has also invested and acquired interests in liquefied natural gas related upstream projects in overseas. It is envisaged that from time to time the Group may sell liquefied natural gas explored from these gas reserves and other gas reserves in which the Group may invest in the future to CNOOC and/or its Associates. In order to ensure the return on investment and to achieve the requirements of the lenders, it is anticipated that the terms of sales contracts in relation to the liquefied natural gas will be around 25 years. The Group may sell liquefied natural gas to CNOOC and/or its Associates which engage in the downstream petroleum businesses at State-prescribed prices or local, national or international market prices and on normal commercial terms taking into account the term of the sales contract.

It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. The Comprehensive Framework Agreement provides that if the Company fails to obtain approval from the Independent Shareholders regarding the annual caps for this category of continuing connected transactions after 31 December 2016, then the individual agreements falling under this category will be terminated on that date. The views of the Independent Financial Adviser in accordance with the requirements of Rule 14A.35(1) of the Listing Rules will be included in its letter of advice contained in the circular to be despatched to the Shareholders.

For the two years ended 31 December 2012 and the six months ended 30 June 2013, long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates were approximately RMB5,896 million, RMB5,937 million and RMB3,126 million, respectively.

The consideration for the Continuing Connected Transactions set out above have been and will be satisfied in the same way as the payment methods adopted in transactions between the Company and independent third parties. Payment terms will be defined in the individual agreements to be entered into between the Company and CNOOC and/or its Associates.

Reasons for and benefits of the Continuing Connected Transactions

Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its Associates and the Group operated as an integrated organization which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its Associates constitute continuing connected transactions for the Company under the Listing Rules.

The Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and CNOOC Group, the Directors (excluding the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company’s business; and (b) all the above Continuing Connected Transactions have been conducted on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the relevant Proposed Caps for each of the above Continuing Connected Transactions are fair and reasonable.

The independent non-executive Directors constituting the Independent Board Committee will give their view after considering the advice from the Independent Financial Adviser, and their view will be given in the circular to be despatched to the Shareholders.

Proposed Caps and rationale

The Board has considered and proposed that the following Proposed Caps in respect of the Continuing Connected Transactions which will serve as the maximum annual value of the relevant transactions above for the period from 1 January 2014 to 31 December 2016:

Continuing connected transactions	Historical amount	Existing 2013 annual cap	2014 to 2016 Proposed Caps	Basis of determination of the Proposed Caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a)	Provision of exploration and support services	For the two years ended 31 December 2012 and the six months ended 30 June 2013, approximately RMB6,625 million, RMB8,349 million and RMB3,905 million, respectively	For the year ending 31 December 2013, RMB11,950 million	For the three years ending 31 December 2016, RMB15,000 million, RMB16,100 million and RMB17,200 million, respectively
The annual proposed caps for the provision of exploration and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the exploration and support services provided by CNOOC and/ or its Associates to the Group; the estimated increase in investment in exploration activities; the estimated increase in the level of exploration activities by the Group for its overseas projects; and further development and expansion of the Group’s business. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(b)	Provision of oil and gas development and support services	For the two years ended 31 December 2012 and the six months ended 30 June 2013, approximately RMB13,544 million, RMB23,857 million and RMB12,000 million, respectively	For the year ending 31 December 2013, RMB38,822 million	For the three years ending 31 December 2016, RMB47,200 million, RMB49,600 million and RMB52,100 million, respectively
The annual proposed caps for the provision of oil and gas development and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the oil and gas development and support services provided by CNOOC and/ or its Associates to the Group; the increase in new projects under development construction as a result of achievements in exploration; and the number of ongoing and estimated future development projects and the stages of such projects. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(c)	Provision of oil and gas production and support services	For the two years ended 31 December 2012 and the six months ended 30 June 2013, approximately RMB6,675 million, RMB7,523 million and RMB3,581 million, respectively	For the year ending 31 December 2013, RMB9,956 million	For the three years ending 31 December 2016, RMB10,500 million, RMB11,600 million and RMB12,800 million, respectively
The annual proposed caps for the provision of oil and gas production and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the oil and gas production and support services provided by CNOOC and/ or its Associates to the Group; the anticipated commencement of production of certain projects (including the Liwan 3-1 project); the resumption of production activities in certain oilfields; and the anticipated commencement of production of more new oil and gas fields. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(d)	Provision of marketing, management and ancillary services	For the two years ended 31 December 2012 and the six months ended 30 June 2013, approximately RMB521 million, RMB770 million and RMB320 million, respectively	For the year ending 31 December 2013, RMB905.09 million	For the three years ending 31 December 2016, RMB1,408 million, RMB1,875 million and RMB2,075 million, respectively
The annual proposed caps for the provision of marketing, management and ancillary services have been determined with reference to previous transactions conducted and transaction amounts in respect of the marketing, management and ancillary services provided by CNOOC and/or its Associates to the Group; the continued expansion of the Group’s business and sales of oil and gas; and the potential increase in staffing. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(e)	FPSO vessel leases	For the two years ended 31 December 2012 and the six months ended 30 June 2013, approximately RMB1,253 million, RMB1,127 million and RMB601 million, respectively	For the year ending 31 December 2013, RMB1,546 million	For the three years ending 31 December 2016, RMB1,450 million, RMB2,180 million and RMB2,350 million, respectively
The annual proposed caps for the FPSO vessel leases have been determined with reference to previous transactions conducted and transaction amounts in respect of the FPSO vessel leases provided by CNOOC and/or its Associates to the Group; the effect of the use of the back-in-service FPSO vessel previously under repair; the anticipated number of FPSO vessels to be leased to accommodate business expansion of the Group; the anticipated increase in production of new oilfields; and the higher charging rate of the vessel that was back in service. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

Provision of management technical, facilities and ancillary services, including the supply of materials	There have been no such transactions for the two years ended 31 December 2012 and the six months ended 30 June 2013	For the year ending 31 December 2013, RMB100 million	For the three years ending 31 December 2016, RMB100 million, RMB100 million and RMB100 million, respectively
The annual proposed caps for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/ or its Associates have been determined with reference to the anticipated need by CNOOC and/or its Associates for the provision of such services as a result of CNOOC’s need to optimize its industrial chain to facilitate its development towards a world-class integrated energy company. The annual proposed caps are based on the previous caps approved by the independent shareholders in the 2010 EGM. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	For the two years ended 31 December 2012 and the six months ended 30 June 2013, approximately RMB127,270 million, RMB157,441 million and RMB85,835 million, respectively	For the year ending 31 December 2013, RMB 296,722 million	For the three years ending 31 December 2016, RMB346,700 million, RMB438,600 million and RMB504,400 million, respectively
The annual proposed caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/ or its Associates have been determined with reference to historical transactions and transaction amounts in respect of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates; the scheduled production capacity of the Group; the estimated resultant increase in the Group’s production and sales due to the expected increase in demand for petroleum and gas products from CNOOC and/or its Associates; and the potential fluctuation and increase in the prices of crude oil. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(b)	Long term sales of natural gas and liquefied natural gas	For the two years ended 31 December 2012 and the six months ended 30 June 2013, approximately RMB5,896 million, RMB5,937 million and RMB 3,126 million, respectively	For the year ending 31 December 2013, RMB21,155 million	For the three years ending 31 December 2016, RMB30,700 million, RMB38,900 million and RMB44,700 million, respectively
The annual proposed caps for long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/
or its Associates have been determined with reference to historical transactions and transaction amounts in respect of the long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates; the expected commencement of production of the Liwan 3-1 project and other gas fields; the ongoing production of existing gas fields; and the anticipated increase in the sale prices of the Group’s gas products in view of the new maximum state- prescribed (province) gas prices published by the PRC government in June 2013; and the upward adjustment of the maximum local incremental gas tiptop fixing price. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

Disclosure and/or Independent Shareholders’ approval requirements

Under the Listing Rules, the following categories of Continuing Connected Transactions are exempted from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements set out under Rules 14A.45 to 14A.47 of the Listing Rules, as each of the percentage ratios under Rule 14.07 of the Listing Rules (other than the profits ratio), where applicable, in relation to each of these categories is, on an annual basis, expected to be less than 5% under Rule 14A.34(1) of the Listing Rules:

•	Provision of marketing, management and ancillary services by CNOOC and/or its Associates to theGroup;

•	FPSO vessel leases from CNOOC and/or its Associates to the Group; and

•	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates.

Under the Listing Rules, the Non-exempt Continuing Connected Transactions are subject to the reporting, announcement and Independent Shareholders’ approval requirements, as each of the percentage ratios (other than the profits ratio), where applicable, in relation to each category of the Non-exempt Continuing Connected Transaction is, on an annual basis, expected to be equal or exceed 5%. The Company will seek the Independent Shareholders’ approval at the EGM for the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps on the condition that:

1.	the annual amount of each category of the Non-exempt Continuing Connected Transactions shall not exceed the relevant Proposed Caps;

2.	(i)
the Non-exempt Continuing Connected Transactions will be entered into in the ordinary and usual course of business of the Group and either (a) on normal commercial terms or (b) if there is no available comparison, on terms no less favourable than terms available to the Group from independent third parties; and

(ii)
the Non-exempt Continuing Connected Transactions will be entered into in accordance with the Comprehensive Framework Agreement and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company will comply with relevant provisions of the Listing Rules in relation to each category of the Non-exempt Continuing Connected Transactions.

APPROVAL BY INDEPENDENT SHAREHOLDERS

As CNOOC indirectly owns an aggregate of approximately 64.44% of the issued share capital of the Company, the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are subject to the approval from the Independent Shareholders under the Listing Rules. In view of the interests of CNOOC held indirectly through OOGC and CNOOC BVI, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolutions approving the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) at the EGM.

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

CNOOC Group principally engages in the provision of technical services, logistic services, chemicals and fertilizer production, natural gas and power generation and financial services.

A circular containing, amongst other things, further information on the terms of the Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of Somerley, the Independent Financial Advisor, together with a notice to convene the EGM to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), is expected to be issued to the Shareholders on or around 8 November 2013.

DEFINITIONS

“2010 Circular”	the circular issued by the Company to its Shareholders in relation to the renewal of the Continuing Connected Transactions for 2011 to 2013 dated 3 November 2010

“2010 EGM”	the extraordinary general meeting of the Company held on 24 November 2010

“Associate”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors of the Company

“CNOOC”
China National Offshore Oil Corporation , the controlling shareholder of the Company indirectly holding approximately 64.44% of all of the Shares in issue through OOGC and CNOOC BVI as at the date of this announcement

“CNOOC BVI”
CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a direct wholly-owned subsidiary of OOGC and the controlling shareholder of the Company directly holding approximately 64.44% of all the Shares in issue as at the date of this announcement

“CNOOC EnerTech”	CNOOC Energy Technology & Services Limited , a company incorporated in the PRC and a subsidiary of CNOOC

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“Company”
CNOOC Limited , a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange and whose American depository receipts are listed on the New York Stock Exchange and Toronto Stock Exchange

Comprehensive Framework Agreement”	the Comprehensive Framework Agreement dated 6 November 2013 entered into between the Company and CNOOC in relation to the Continuing Connected Transactions

“Continuing Connected Transactions”
the continuing connected transactions between the Group and CNOOC and/or its Associates as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreement” in this announcement

“Director(s)”	director(s) of the Company

“Extraordinary General Meeting” or “EGM”
the extraordinary general meeting of the Company to be held on 27 November 2013 at 3:00 p.m. to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), or any adjournment thereof

“Group”	the Company and its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”
an independent committee of the Board comprising Mr. Chiu Sung Hong, Mr. Lawrence J. Lau, Mr. Tse Hau Yin, Aloysius and Mr. Wang Tao, the independent non-executive Directors, formed for the purpose of advising the Independent Shareholders in relation to the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), with Mr. Chiu Sung Hong acting as the Chairman

“Independent Financial Adviser” or “Somerley”
Somerley Limited, a corporation licensed to carry out type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), is the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Independent Shareholders”	Shareholders of the Company other than OOGC, CNOOC BVI and their respective Associates

“Jones Lang LaSalle”	Jones Lang LaSalle Corporate Appraisal and Advisory Limited, an independent property valuer

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“Non-exempt Continuing Connected Transactions”
the Continuing Connected Transactions other than those under the categories of “Provision of marketing, management and ancillary services by CNOOC and/or its Associates to the Group”, “FPSO vessel leases from CNOOC and/or its Associates to the Group”, and “Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates”, as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreement” in this announcement

“OOGC”
Overseas Oil and Gas Corporation, Ltd., a company incorporated in Bermuda with limited liability, a direct wholly-owned subsidiary of CNOOC, the sole shareholder of CNOOC BVI, and a Shareholder directly holding five Shares in issue as at the date of this announcement

“PRC”	the People’s Republic of China, excluding for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Proposed Cap(s)”
the proposed maximum annual aggregate value for each of the Continuing Connected Transactions of the Company in respect of 2014 to 2016 as set out in the section headed “Proposed Caps and Rationale” in this announcement

“Relevant Categories”
the “Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “Provision of exploration and support services” categories of continuing connected transactions between the Group and CNOOC and/or its Associates

“Shares”	share(s) of HK$0.02 each in the share capital of the Company

“Shareholders”	registered holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 6 November 2013

As at the date of this announcement, the Board comprises of:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang